                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                                Giant Group, Ltd.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  374503 1 10 0
                     --------------------------------------
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                        Fidelity National Financial, Inc.
                             17911 Von Karman Avenue
                            Irvine, California 92714
                               Tel. (714) 622-5000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Lawrence Lederman, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                            New York, New York 10005
                               Tel. (212) 530-5000

                                January 25, 1996
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                 Check the following box if a fee is being paid with the statement / /.

                               Page 1 of 10 Pages

                            Exhibit Index on Page 9

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              / /
         (b)              / /

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  650,489(1)

         (8)     SHARED VOTING POWER:  0

         (9)     SOLE DISPOSITIVE POWER:  650,489(1)

         (10)    SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         650,489(1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /x/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.5(2)

(14)     TYPE OF REPORTING PERSON:  CO


____________________
(1) Fidelity disclaims beneficial ownership of 10,000 shares of Common Stock held by William P. Foley, II. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(2) Based upon 4,478,385 shares of Common Stock outstanding as of January 10, 1996, as disclosed in the Company's press release dated January 12, 1996.


                               Page 2 of 10 Pages

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         William P. Foley, II

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              / /
         (b)              / /

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS:  PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  10,000(3)

         (8)     SHARED VOTING POWER: 0

         (9)     SOLE DISPOSITIVE POWER:  10,000(3)

         (10)    SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         10,000(3)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /x/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .2(4)

(14)     TYPE OF REPORTING PERSON:  IN


____________________
(3) Mr. Foley disclaims beneficial ownership of 650,489 shares of Common Stock held by Fidelity. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(4) Based upon 4,478,385 shares of Common Stock outstanding as of January 10, 1996, as disclosed in the Company's press release dated January 12, 1996.


                               Page 3 of 10 Pages

                 This Amendment No. 6 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

                 Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

                 Of the 660,489 shares of Common Stock to which this Statement relates, (a) 530,000 of such shares were purchased by Fidelity with general working capital funds of Fidelity during the period between July 13, 1995 and January 25, 1996, for an aggregate purchase price of $4,125,687.50 (net of brokerage commissions), (b) 120,489 of such shares were purchased between August 9, 1995 and January 4, 1996 by wholly-owned subsidiaries of Fidelity with general working capital funds, for an aggregate purchase price of $872,670.25 (net of brokerage commissions), and (c) 10,000 of such shares were purchased by Mr. Foley with his personal funds on September 27, 1995 for an aggregate purchase price of $72,500 (net of brokerage commissions).

ITEM 4.          PURPOSE OF TRANSACTION.

                 Item 4 of the Schedule 13D is hereby amended to add the following:

                 (F) Rally's issued a press release on Monday, January 22, 1996 (the "Exchange Offer Press Release"), announcing that the Company had informed Rally's of its intention to offer to exchange (the "Exchange Offer") a new series of the Company's $9.00 liquidation preference, participating, non-voting preferred stock (the "Non-voting Preferred Stock") for up to that number of shares of Rally's common stock as would result in the Company owning 81% (subject to increase by the Company to 84.9%) of Rally's common stock, diluted for vested options. The exchange ratio will be 4.5 shares of Rally's common stock for each share of the Company's Non-voting Preferred Stock. A copy of the Exchange Offer Press Release is attached as Exhibit 99.5 hereto and is incorporated herein by reference. Because the Company has not yet publicly filed the documents relating to the Exchange Offer, information contained in this paragraph is based solely on the Exchange Offer Press Release. As of the close of business on Friday, January 19, 1995, the closing sales prices of the Common Stock and of Rally's common stock, reported by the New York Stock Exchange, were $9.00 per share and $1.44 per share, respectively.


                               Page 4 of 10 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Item 5 of the Schedule 13D is hereby amended to add the following:

                 As of the close of business on January 25, 1996, Fidelity was the beneficial owner of 650,489 shares of Common Stock, which constitute in the aggregate 14.5% of the outstanding shares of Common Stock (based on 4,478,385 shares of Common Stock outstanding as of January 10, 1996, as disclosed in the Press Release). As of the close of business on such date, Mr. Foley was the beneficial owner of 10,000 shares of Common Stock, which constitute in the aggregate .2% of the outstanding shares of Common Stock. Mr. Foley disclaims beneficial ownership of the 650,489 shares of Common Stock beneficially owned by Fidelity and Fidelity disclaims beneficial ownership of the 10,000 shares of Common Stock beneficially owned by Mr. Foley.

                 Schedule II to the Schedule 13D, a copy of which is attached hereto and which Schedule is hereby incorporated by reference, has been amended to reflect purchases of additional shares of Common Stock by Fidelity since the filing of Amendment No. 5 to the Schedule 13D on January 19, 1996. All such transactions were effected by Fidelity in the open market on the New York Stock Exchange.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 Item 7 of the Schedule 13D is hereby amended to add the following:

                 99.5     Exchange Offer Press Release issued by the Company on
                          January 22, 1996 as reported by the PR Newswire
                          Association, Inc.

                               Page 5 of 10 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 1996
                                        FIDELITY NATIONAL FINANCIAL, INC.



                                        By: /s/ William P. Foley, II
                                           --------------------------------
                                        Name:  William P. Foley, II
                                        Title: Chairman of the Board and
                                               Chief Executive Officer


                               Page 6 of 10 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 1996

                                         /s/ William P. Foley, II
                                        --------------------------
                                        William P. Foley, II


                               Page 7 of 10 Pages

                                                                     SCHEDULE II

                     Schedule of Transactions in the Shares


                                  No. of Shares          Price Per
             Date                   Purchased            Share(1)
             ----                ----------------        ---------
FIDELITY:
--------
           01/19/96              10,000                      9.000
           01/22/96              20,500                      9.000
           01/23/96               5,000                      9.000
           01/25/96              28,500                      9.000
---------------

(1)      Net of brokerage commissions.


                               Page 8 of 10 Pages

                                 EXHIBIT INDEX



         99.5    Exchange Offer Press Release
                 issued by the Company on January
                 22, 1996 as reported by the PR
                 Newswire Association, Inc.                              Page 10


                               Page 9 of 10 Pages